UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

501572 200

(CUSIP Number of Common Stock Underlying Warrants)

Paul Russo

Chief Executive Officer

Kyto Technology and Life Science, Inc.

13050 La Paloma Road

Los Altos Hills, CA 94022

Telephone: 650-204-7896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Terence Kelly, Esq.

Anthony Epps, Esq.

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 857-1717

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$9,580,002	$888.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,790,001 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $2.00 per share of common stock, which represents the average of the high and low sales price of the common stock on March 30, 2022.

(2)	Calculated by multiplying the transaction value by .0000927

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)
EX-99(a)(1)(B)
EX-99(a)(1)(C)
EX-99(a)(1)(D)
EX-99(a)(5)(A)
EX-99(a)(5)(B)
EX-99(a)(5)(C)
EX-99(a)(5)(D)
EX-99(a)(5)(E)
EX-99(a)(5)(F)
EX-99(a)(5)(G)
EX-99(a)(5)(H)

i

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise (the “Exercise Offer”) filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company (issuer) and filing person (offeror) is Kyto Technology and Life Science, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 13050 La Paloma Road, Los Altos Hills, CA 94022, telephone 650-204-7896.

(b) As of March 31, 2022, the Company has outstanding warrants to purchase 1,596,667 shares of the Company’s common stock issued to investors with an exercise price of $1.20 per share (the “Original Warrants”). The Original Warrants by their terms expire three years from August 19, 2019.

Pursuant to the Exercise Offer, the Original Warrants will be amended to (i) reduce the exercise price of the Original Warrants to $0.40 per share of common stock in cash for the number of shares of Company common stock issuable therefor, (ii) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Exercise Offer at 5:00 p.m. (Pacific Time) May 2, 2022, as we may extend it in our sole discretion (the “Expiration Date”), (iii) contain a lock-up provision that provides that neither the holder nor any affiliate of the holder will sell dispose or otherwise transfer, directly or indirectly any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date, (iv) remove the cashless exercise provisions from those Original Warrants which include such cashless exercise provisions, and (v) increase the number of shares of Company common stock issuable upon the exercise of the Original Warrant to a number that is determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 3. There is no minimum participation requirement with respect to the Exercise Offer.

As of March 31, 2022, the Company had: (i) 16,327,692 shares of common stock outstanding; (ii) 550,000 shares of Series A Preferred Stock outstanding; (iii) 1,437,500 shares of Series A-1 Preferred Stock outstanding; (iv) 2,212,500 shares of Series A-2 Preferred Stock outstanding; (v) 562,344 shares of Series B Preferred Stock outstanding; (vi) 1,166,406 shares of Series B-1 Preferred Stock outstanding; (vii) 2,176,250 shares of Series B-2 Preferred Stock outstanding; (viii) 3,062,500 shares of Series B-3 Preferred Stock outstanding; (ix) outstanding warrants to purchase 1,596,667 shares of common stock (including the Original Warrants); and (x) outstanding options to purchase 4,792,500 shares of common stock issued pursuant to the Company’s stock and incentive plans.

(c) Because they are not registered, no trading market exists for the Original Warrants or the Amended Warrants offered pursuant to the Exercise Offer. Information about the trading market and price of the Company’s common stock under Section 12: “Trading Market of Original Warrants, Amended Warrants and Common Stock” of the Exercise Offer is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o 13050 La Paloma Road, Los Altos Hills, CA 94022, telephone 650-204-7896.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Paul M. Russo, Ph.D.	Chief Executive Officer, Director
Simon Westbrook	Chief Financial Officer

Item 4.	TERMS OF THE TRANSACTION

(a) Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Exercise Offer” of the Exercise Offer is incorporated herein by reference.

(b) See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Not applicable.

1

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information about the purposes of the transaction under Section 2: “Purposes of the Exercise Offer and Use of Proceeds” of the Exercise Offer is incorporated herein by reference.

(b) The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Exercise Offer, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Exercise Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10).

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information about the source of funds under Section 13: “Source and Amount of Funds” of the Exercise Offer is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) As of March 31, 2022, there are outstanding Original Warrants to purchase an aggregate of 1,596,667 shares of common stock which are subject to this Exercise Offer. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Exercise Offer on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Held
None.

Except as set forth above, none of the Company’s other executive officers or directors hold Original Warrants.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The Company may use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Exercise Offer without additional compensation.

Item 10.	FINANCIAL STATEMENTS

(a) The financial information required by Item 1010(a) is included under Section 15 “Information Regarding Kyto Technology and life Science, Inc.” of the Exercise Offer, and as amended and supplemented, is incorporated by reference.

(b) The pro forma financial information required by Item 1010(b) is included under Section 16 “Accounting Consequences of the Exercise Offer” of the Exercise Offer, as amended and supplemented, and is incorporated by reference.

Item 11.	ADDITIONAL INFORMATION

(a) (1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Exercise Offer.

(2) There are no applicable regulatory requirements or approvals needed for the Exercise Offer.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5) None.

(c) None.

2

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

(1)(B)	Offer to Amend and Exercise Warrants to Purchase Common Stock

(1)(C)	Form of Election to Participate

(1)(D)	Form of Notice of Withdrawal

(5)(A)	Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended March 31, 2021, 2020 and 2019(as filed with the SEC on August 10, 2022 and amended on August 12, 2022 and incorporated herein by reference)

(5)(B)	Report on Form 10-Q for the quarter ended December 31, 2021 (as filed with the SEC on February 2, 2022 and incorporated herein by reference)

(b) Not applicable.

(d) Not applicable.

(g) None.

(h) None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Date: April 22, 2022	By:	/s/ Paul Russo
	Name:	Paul Russo
	Title:	Chief Executive Officer

4